April 6, 2007

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

Re:	National HealthCare Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 16, 2006
File No. 001-13489

Dear Mr. Spirgel:

We are in receipt of your comment letters to us dated March 30, 2007, February 27, 2007 and October 27, 2006.  We have previously responded to you in letters dated November 17, 2006 and March 13, 2007.

In addition to the above correspondence, a telephonic conference call on March 29, 2007 included representatives from the SEC (Ms. Sandra Stokes, Mr. Robert S. Littlepage, Jr. and Mr. Andrew Mew), from BDO Seidman, LLP (Mr. Ben Neuhausen, Mr. David W. Cannon, Ms. Eileen McGinley and Mr. Mike Musick) and from National Healthcare Corporation (Mr. Donald K. Daniel).

In response to the telephonic conference, please consider the following:

We were asked to respond more fully to the question of why we did not consolidate the ESOP at the adoption of FIN 46R in 2004 and specifically to describe the voting rights of the ESOP participants in the context of the controlling financial interests considerations of paragraph 5(b) of FIN 46R.

1.  To provide relevant background information, we concluded that the ESOP is a defined contribution plan subject to the provisions of FASB Statement No. 87 and is explicitly scoped out of FIN 46 by paragraph 4.b.  We believe that the intent of the FASB in FIN 46R was to scope out ESOPs in general because of their unique structures and not only in relationship to their employer entities.  Therefore, we concluded that the ESOP is not a variable interest entity subject to consolidation by business enterprises under FIN 46R.  In your letter dated March 30, you indicate that you do not disagree.

2.  However, to provide a more complete response to your question, we also evaluated if the ESOP would be a variable interest entity if it were not outside the scope limitation of paragraph 4.b.  We concluded that the ESOP had adequate capital and the plan participants’ at risk equity in the ESOP is sufficient to absorb the expected amount of variability created by the ESOP’s assets, liabilities, and other contracts.  Therefore, it would not be appropriate for NHC to consolidate the ESOP because NHC had no equity or voting interest in the ESOP.

3.  In considering voting interests and the holders of those voting interests, in determining whether a controlling financial interest exists, we considered by analogy the Interpretation’s scope exemption for qualifying SPEs (paragraphs 4.c. and 4.d.).  Similar to SPEs, ESOPs have limited decision making and governing documents that specify permitted powers and voting rights, and a consolidation model based on variable interests in voting interests is not necessarily appropriate.  In such cases, the ability to make decisions is only an indication of the primary beneficiary if voting interests do not absorb the expected losses and receive the expected returns.  ESOPs, as defined contribution plans, are subject to the IRS nondiscrimination rules and must treat all participants equitably.  The annual contributions made to all qualified benefit plans are limited to certain caps (approximately $44,000 per

Mr. Larry Spirgel

April 6, 2007

individual in 2006).  Furthermore, the annual compensation that may be considered to allocate the contributions to individual accounts for the ESOP is subject to certain limits ($220,000 per individual in 2006).  At December 31, 2006, the shares of National allocated to the participant accounts of the President and the nine senior vice presidents of NHC were only 2.04% of the total shares of National held by the ESOP.

4.  Not withstanding, considering whether the ESOP participants had a controlling financial interest resulting from the shares of National allocated to the ESOP participants, voting rights are as follows:  Each participant, former participant and beneficiary is entitled to direct the Trustee as to the exercise of voting rights of National stock then allocated to his company stock sub-account, if the matter voted involves the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all of the assets of a trade or business, or such similar transaction as the Treasury Regulations may prescribe.  The Trustee abstains from voting the allocated shares of company stock as to which no instructions are received.  All shares not allocated to the National stock sub-accounts on the record date are generally voted by the Trustee at its exclusive and sole discretion.  At December 31, 2004 and 2005, 96.7% and 97.6%, respectively, of the ESOP’s shares were allocated to participants’ sub accounts.

5.  Therefore, the ESOP votes all of the shares of National either through its Trustees or through its participants. The Trustees of the ESOP elect the board of directors of National and vote on ordinary corporate matters.  If the Trustees of the ESOP perceive a conflict of interest in fact or in appearance regarding a matter which is not specifically addressed by the ESOP’s governing documents, independent Trustees are appointed.  The ESOP participants vote or have the right to vote their allocated shares in certain named instances (as required by Treasury regulations or by the ESOP’s governing documents), as described in paragraph 4.  It is clear that ESOP participants hold the controlling financial interest in National, and through voting rights specifically provided by ESOP,  make decisions about National’s significant decisions and activities.

6.  The relationship of the Trustees of the ESOP (other than those selected as independent Trustees) as former or current employees of NHC does not change the ability of the ESOP to make significant decisions about National.  The ability to make decisions is not a variable interest and does not indicate a primary beneficiary if voting interests absorb the expected losses of National and receive the expected returns of National.  The Trustees cannot be considered as primary beneficiaries for consolidation because they are individuals, not entities.  The Trustees have a fiduciary responsibility to act in the interests of the ESOP participants.

7.  In your letter dated March 30, 2007, you made a number of statements of fact to which we wish to make further clarification.

8.  The entity we are referring to as National was chartered by the ESOP (not by NHC) as NHESOP, Inc. on October 26, 1986.  The ESOP Trustee undertook to form NHESOP.  The original 1,000 shares of NHESOP, Inc. were issued to the ESOP and held by the ESOP Trustee, and not by NHC.  The initials “NHESOP” stood for “National Health Employee Stock Ownership Plan,” which name spoke to the purpose of forming the company.  NHESOP, Inc. was formed by the ESOP to allow the ESOP to continue to exist as an ESOP after NHC’s predecessor (which at the time was the employer company) changed its form from a corporation to a publicly traded master limited partnership.

9.  NHESOP, Inc. remained an employer company only, providing employees to NHC and some of its managed facilities, until two years after it was formed when it bought eight nursing homes from NHC and contracted with NHC to manage them.  (The name of NHESOP, Inc. was changed to National Health Corporation in 1988.)  The point we are emphasizing is that National was formed by the ESOP and for the benefit of the ESOP and the ESOP participants.  The favorable interest rate for ESOP loans was not contemplated in the design of National and was not a motive for restructuring the ESOP.

10.  The shares of the NHC predecessor company that were owned by the ESOP and contributed to NHESOP, Inc. in 1986 had been accumulated by the ESOP over the previous eleven years of its existence.  (The ESOP was formed in 1976.)  Substantially all of those NHC predecessor shares were purchased on the market by the ESOP and not contributed to the ESOP by NHC.  Also, the shares were purchased by the ESOP before National was created.  The shares that were contributed to National at its inception in 1986 were contributed by the ESOP and not

Mr. Larry Spirgel

April 6, 2007

by NHC.  Those shares themselves were not, therefore as assumed in your letter, “contributed by NHC to the ESOP and then transferred from the ESOP to National.”   The cash payments paid by the NHC predecessor/employer to the ESOP were compensation (defined contribution retirement benefits) expense and not capital contributions.

11.  Still as to clarification of the facts in your letter, in January 1988 the $8.5 million of proceeds from the ESOP borrowing were loaned by National to a limited partnership of which NHC owned approximately 69.7%.  (The loan was not made directly to NHC.)

12.  The Trustees of the ESOP are appointed by the National Board in their role as the employer company to the ESOP.  We know of no ESOP where the Trustees are elected by the Plan participants and we believe that such a situation would possibly not meet regulatory approval.  The Trustees (other than those selected as independent Trustees) are former or current employees or directors of National (and not former employees only).

13.  The Board of National is comprised of individuals that have also served as officers or have served on the Board of NHC—not only those who have served on the Board of NHC.

14.  The statement in your letter that “it would appear that the majority of National’s total equity investment at risk has been derived from assets that…represent proceeds from debt entered into by the ESOP and guaranteed by NHC” needs clarification.  The $38.5 million of debt entered into by the ESOP in 1988 was not guaranteed by NHC

15.  In your letter, you state “it is unclear how you determined the equity at risk to be considered or how it was considered sufficient (considering the reasons given to justify the cash basis of accounting for revenue related to the National agreement…”).  To clarify, the fact the nursing homes have not produced sufficient cash flows to pay the full amount of management fees that may be earned under the terms of the management contracts does not indicate that the equity of National  is insufficient.

16.  You made the following comments in your letter dated March 30, 2007:

“Based upon the above facts it would appear that the majority of National’s total equity investment at risk has been derived from assets that were either initially contributed by NHC to the ESOP and then transferred from the ESOP to National (e.g., the shares in NHC, subsequent transactions related to which we understand have resulted in National holding shares in NHR and NHI) or represent proceeds from debt entered into by the ESOP and guaranteed by NHC.  In light of this, it is unclear how you determined the equity at risk to be considered or how it was considered sufficient (considering the reasons given to justify the cash basis of accounting for revenue related to the National agreement) when applying FIN 46(R), given the guidance in paragraph 5a.  Based upon our discussion, it would appear that in making your assessment as to whether National was a variable interest entity upon the implementation of FIN 46(R), you did not consider how its equity initially arose.  We believe that in determining the equity at risk, it would be necessary to consider the transactions that gave rise to this equity, despite the fact that such transaction transpired prior to the adoption of FIN 46(R).  Based upon our understanding of the facts, and after giving consideration to the initial formation of National, it would appear that National has no equity at risk as defined by paragraph 5a of FIN 46(R), and accordingly, would be deemed to be a variable interest entity.”

Mr. Larry Spirgel

April 6, 2007

Please consider the following in addition to the aforementioned:

17.  For the reasons discussed in the remainder of this letter, we do not believe that National is a VIE.  Even if National is a VIE, we believe that the shareholders as a group absorb substantially all variability (both expected losses and expected residual returns) in National’s fair value and cash flows, and that NHC absorbs, at most, minor amounts of expected losses.  As a result, NHC is not the primary beneficiary of National.  We believe that, given its capital structure, it is clear that National has sufficient equity to absorb expected losses, and if not that the ESOP is the primary beneficiary of its wholly-owned subsidiary.

18.  The only significant asset of the ESOP is the ESOP’s investment in the equity of National.  The equity of ESOP participants increases and decreases with changes in the fair value of National.  The amount of the distribution payable to retiring ESOP participants is based on the fair value of National, and the ESOP’s source of cash to pay retiring participants is the contributions it receives from National.  The most significant assets of National are its equity holdings in NHC, NHI and NHR.  These equity holdings were purchased on the market by the ESOP between 1976 and 1986 with proceeds from retirement contributions paid and charged to compensation expense by NHC’s predecessor when it was the sponsor of the ESOP.  The shares so purchased were transferred by the ESOP to National at its inception in 1986.   These shares could at no time be returned to NHC.  Since 1986, the participants have exchanged their employee services for equity in National.  When the ESOP borrowed and used the funds to purchase additional National shares, those shares went into a suspense account that was pledged as collateral for the debt.  The shares were released from the suspense account and allocated to participants’ company stock sub accounts as the debt was repaid, in exchange for employee services.  National’s ESOP is not unique; this is how all leveraged ESOPs operate.  Thus, contrary to your letter, the equity at risk in National that the employees have invested since 1988 does not represent “proceeds from debt . . . guaranteed by NHC.”  As of December 31, 2004, of the original $138.5 million of ESOP borrowings, $117.1 million had been repaid and only $21.4 million remained outstanding.

19.  National and the ESOP were designed to enable the employees of National to receive the growth and prosperity of National and to accumulate capital.  As the primary purpose of the ESOP and National was to enable participants to acquire a proprietary interest in National, all the ESOPs accumulated equity in NHC stock was invested in National shares, all of National’s contributions have been invested in National shares or distributed to ESOP participants.  The contractual arrangements between National and NHC by design are components of variability at National and do not absorb National’s variability.

20.  To clarify our determination of equity at risk, we considered the guidance in paragraph 5a.  The ESOPs equity in National participates significantly in profits and losses, was not exchanged for subordinated losses in other VIEs, does not include amounts provided to the ESOP directly or indirectly by National or by other parties involved with National, and was not financed for the ESOP (not a leveraged plan prior to 1988 and exchanged for employee services as debt was repaid subsequent to 1988).

21.  It should be noted that the purchase of NHC predecessor shares by the ESOP in the years from 1976 through 1986 with cash from retirement payments expensed by NHC are not “amounts provided by other parties involved with National as NHC was not involved with National when the shares were acquired (National did not exist).  Similarly, the allocation of National shares to its employees since 1988 has been in exchange for their services.  Most significantly, the purpose of the exclusion of equity required under paragraph 5.a. (3), is to eliminate the equity of “strawmen” who received their equity from another party involved with the VIE.  National’s employees received their equity in exchange for employee services.

22.  Not withstanding, an interpretation that the ESOP’s equity in National should be reduced to zero by the value of the shares purchased with cash (retirement payments) contributed by NHC to the ESOP is not correct.  The ESOP’s equity would be reduced by the fair value of the shares at the time they were purchased by the ESOP (approximately $6.7 million), and not by the fair value at the time the ESOP invested in National (approximately $21.5 million).

Mr. Larry Spirgel

April 6, 2007

23.  The table below provides a summary of our comments on FIN 46R issues relating to National.

FIN 46R states that it “addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics”:

1. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.

As of 2004 and subsequently, we believe the equity in National ($82 million at December 31, 2004, $93 million at December 31, 2006) is sufficient to permit National to finance its activities without additional subordinated financial support.  Although NHC is providing additional subordinated financial support in the form of working capital loans and deferred management fees, averaging $7.9 million and $13.0 million during the years ended December 31, 2004 and 2006, respectively, we believe that National has the ability to borrow from independent lenders, repay NHC, and finance its own activities.

2. The equity investors lack:
a. The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights

The ESOP owns all outstanding shares of National and votes those shares either through its Trustees or through its participants. The Trustees of the ESOP elect the board of directors of National and vote on ordinary corporate matters.  Independent Trustees are appointed for votes that have the appearance of a conflict of interest.  The ESOP participants vote or have the right to vote their allocated shares in certain named instances (as required by Treasury regulations).  It is clear that the equity investors of National make decisions about National’s activities through voting rights.

Trustees (other than those selected as independent trustees) are former or current employees of National and NHC.

b. The obligation to absorb the expected losses of the entity

The ESOP and its participants absorb the expected losses of National through equity invested and accumulated.

NHC has no obligation to provide subordinated financial support to National.  ESOP debt provided to NHC and guaranteed by NHC is recorded by NHC under the same terms and conditions as the obligation of the ESOP to the bank.  NHC has deferred gain recognition related to the $10 million note payable from National and the $2 million working capital line available to National.  Management fees that are not contractually payable to NHC have not been recognized by NHC.  Therefore, these pecuniary interests of NHC in National do not change with changes in the fair value of National’s net assets and do not meet the definition of variable interests in paragraph 2 (c) of FIN 46R.

Decreases in the fair value of National and in the ESOPs return on investment impact the equity of participants in the ESOP, the retirement distribution payable to participants, and the ability of the ESOP to fund cash distributions.

Mr. Larry Spirgel

April 6, 2007

c. The right to receive the expected residual returns of the entity.

The ESOP and its participants have the right to receive the expected residual returns of the entity.  National’s equity of approximately $23 million at inception in 1987, of $82 million at the time of adoption of FIN 46R in 2004, and of $93 million at the end of 2006 is sufficient to absorb the expected amount of variability created by Nationals assets, liabilities, and other contracts.

The increase in equity from $23 million to $93 million, after funding cumulative payments to retired participants of $89 million through 2006 provides evidence of the returns National has provided to the ESOP.

By design, NHC is not entitled under any contract or other instrument to receive the residual returns of National.

3. The equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.”

The ESOP holds 100% of the voting interest in National, its wholly-owned subsidiary and the ESOP holds 100% of the economic interest as, by design, the activities of National involve or are conducted on behalf of the ESOP and for the benefit of ESOP participants.

24.  In your March 30 letter, you state, “NHC would have to consider the aggregate variable interest held by those” (related)” parties in making a determination as to the primary beneficiary, as further discussed in paragraph 17 of FIN 46(R), and would then have to consider which party (NHC, the ESOP or the employees) is most closely associated with National.”

25.  We do not believe it is appropriate to consider NHC as a related party because 1) National is not a VIE, and 2) NHC does not have a variable interest in National. However, in response to your comment,  listed below we provide our consideration of FIN 46(R) paragraph 17 factors indicating which party is most closely associated with National, none of which point to NHC as the primary beneficiary.

Factor Cited in March 30 Letter	Additional Consideration	Analysis	Most Closely Associated
			NHC	ESOP
a. The existence of a principal-agency relationship	Specifically based on paragraph 17, between parties with the related party group	No principal-agency relationship between NHC and the ESOP. National’s employees might be de facto agents of NHC, but they are also principals.	Neutral	Neutral
b. The relationship and significance of the activities of National to the ESOP and NHC	None

The relationship to NHC is contractual and National receives fees for personnel provided to NHC.

The relationship to the ESOP is 100% equity ownership of National.  The only significant asset of the ESOP is equity holding of National.  The equity of ESOP participants increases and decreases with changes in the fair value of National,  The amount of the distribution payable to retiring ESOP participants is based on the fair value of National, and the ESOP’s source of cash to pay retiring participants are the contributions it receives from National.

			No	Yes

Mr. Larry Spirgel

April 6, 2007

c. The party’s exposure to the expected losses of National	Factor to be considered based on paragraph 17, but not cited in March 30 letter	NHC has no equity or assets exposed to the expected losses of National. All of the ESOP’s equity is at risk and all of the ESOP’s assets are exposed to the expected losses of National.	No	Yes
d. The design of the variable interest entity.	None

National was chartered by the ESOP and designed to enable the ESOP’s participants to be employed by National, to receive the growth and prosperity of National, and to accumulate equity ownership in National

			No	Yes

26.  Based on the factors discussed in paragraph 17 of FIN 46(R), it is clear to NHC that the ESOP is most closely associated with National and would be considered to be the primary beneficiary of National.

27.  Stepping back from the legal form of National and the history of its establishment, we believe that National in substance functions as a defined contribution retirement plan for individuals who perform the functions of NHC employees.  It has the form of an operating company with substantial investments in NHC and its affiliates, but in substance it functions as a defined contribution retirement plan.  To the extent that National’s nursing homes  and investments do well, the employees benefit through increases in funds they receive at retirement; NHC does not benefit other than in the relatively minor sense of perhaps collecting management fees more quickly.  To the extent that National’s nursing homes and investments do poorly, the employees suffer through decreases in funds they receive at retirement.  If National does extremely poorly, NHC would lose its deferred management fees and working capital loans, but (1) the employees have a much greater investment risk and (2) the employees’ equity absorbs losses before NHC absorbs losses through its receivables.  Therefore, we believe that NHC is not the primary beneficiary of National and that for NHC to consolidate National would be contrary to both the letter and the spirit of FASB Interpretation No. 46(R).

We thank you for your assistance in our compliance with the applicable disclosure requirements and welcome any additional comments you may have.

Sincerely,

NATIONAL HEALTHCARE CORPORATION

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President/Controller

DKD/kth